EXHIBIT 12.1
COMCAST CORPORATION
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	Years Ended December 31,
	2005	2004	2003	2002	2001
Earnings (loss) before fixed charges (1):
Earnings (loss) from continuing operations before cumulative effect of accounting change	$928	$970	($218)	($469)	$4
Minority Interest	19	14	97	43	7
Income tax (benefit) expense	933	826	(16)	(128)	216
Equity in net losses of affiliates	47	88	60	63	16
Fixed charges	1,872	1,941	2,121	933	739
Distributed income of equity investees	4	2	1	1	—
Less: minority interest	(37)	(8)	—	—	—
	$3,766	$3,833	$2,045	$443	$982

Fixed charges:
Interest expense	1,796	1,876	2,018	870	708
Est. int. exp. component of rent expense	73	64	52	46	31
Preference security dividend requirements of consolidated subsidiaries	3	1	51	17	—

	$1,872	$1,941	$2,121	$933	$739

Ratio of earnings to fixed charges (1)	2.01	1.97	— (2)	— (2)	1.33

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings is the amount resulting from (1) adding (a) pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges and (2) subtracting (i) interest capitalized, (ii) preference security dividend requirements of consolidated subsidiaries and (iii) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges is the sum of (w) interest expensed and capitalized, (x) amortized premiums, discounts and capitalized expenses related to indebtedness, (y) an estimate of the interest within rental expense and (z) preference security dividend requirements of our consolidated subsidiaries. Preferred security dividend is the amount of pre-tax earnings that is required to pay the dividends on outstanding preference securities.

(2)	For the years ended December 31, 2003 and 2002, we had a $76 million and $490 million deficiency, respectively, of earnings to fixed charges.